Mail Stop 3561

January 19, 2007

Don A. Turkleson, Chief Financial Officer
Cheniere Energy Partners, L.P.
717 Texas Avenue, Suite 3100
Houston, TX 77002

      Re: **Cheniere Energy Partners, L.P.**
               Registration Statement on Form S-1
               Filed December 21, 2006
               File No. 333-139572

Dear Mr. Turkleson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

2. Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

3. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

4. Please note that when you file a pre-effective registration statement containing incomplete pricing-related information, we may have additional comments.

Prospectus Cover Page

5. Please eliminate the label "joint book-runners" above the named underwriters.

Presentation of Information, page iv

6. Please limit your use of defined terms in the prospectus. Please revise to briefly define the term the first time it is used, or revise so that the meaning of the term is clear from its context.

Cautionary Statement Regarding Forward-Looking Statements, page iv

7. Please move this section and the Presentation of Information to another part of the prospectus. The forepart of the prospectus should be limited to the cover page, summary, and the risk factor section.

Summary, page 1

8. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. A portion of your summary appears to repeat information fully discussed later in your document. For example, the discussion of your business strategy on page 2 is identical to your disclosure on page 87 and your discussion of your strengths is identical to your disclosure on page 87. Please revise to eliminate the "Business Strategies" and "Competitive Strengths" sections. See Instruction to Item 503(a) of Regulation S-K.

The Offering, page 11

9. Please include a discussion of the incentive distribution rights or advise us why you do not believe a discussion of those rights is material.

Forecast of Cash Available to Pay Distributions, page 15

10. We note you disclose $36.7 million of Sabine Pass LNG operating expenses and $9.9 in state and local taxes. We also note the Amendment No. 1 to Form S-4 for Sabine Pass

LNG, L.P. discloses $37.2 million in operating expenses and $10.1 in state and local taxes. We refer you to page 3 of the amended Form S-4. Please advise or revise accordingly.

11. Please tell us why routine capital expenditures and selling, general and administrative expenses are presented after EBITDA. We note that your partnership agreement defines maintenance capital expenditures to be operating in nature. We refer you to page 61. Please advise or present these amounts before EBITDA in the tables presented on pages 15 and 54, as applicable. Also see Rule 5-03(b)(2) and (4) of Regulation S-X.

12. Please revise your disclosures to highlight the following:

- Operating expenses expected in the first year of operations may be significantly different from later years due to facility aging and other factors. As such, EBITDA in 2010 may not be indicative of periods beyond 2010;

- EBITDA does not include capital expenditures as well as other non-operating items that require cash expenditures. Over time, these expenditures may be material to your business and have a significant impact on cash available for payment of interest and repayment of debt;

- If true, that you do not expect that there will be sufficient cash flow to repay outstanding debt upon maturity without additional refinancing. There is a risk that such refinancing will not be available.

Risk Factors, page 18

13. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

- We may experience increased labor costs…, page 32
- If we do not make acquisitions on economically acceptable terms…, page 34
- Existing and future U.S. Governmental…, page 35

Please note these are examples only. Review your entire risk factor section and revise as necessary.

<u>We will be entirely dependent on Cheniere…, page 33</u>

14. Please identify the key personnel upon whom you depend.

<u>You may be required to pay taxes on your share of our taxable income…, page 42</u>

15. Please more clearly distinguish this risk factor from the risk factor that follows it, "We will make allocations of items of our income..", or combine the two risk factors.

<u>Use of Proceeds, page 45</u>

16. Please quantify the amounts of the underwriting discount and the structuring fee.

<u>Capitalization, page 46</u>

17. The table dated as of September 30, 2006 also includes the $35.2 million non-cash contribution by Cheniere Holdings which occurred in November 2006. Please advise or revise your table accordingly.

18. Please exclude the cash and cash equivalents amounts from your capitalization table. To the extent you believe this information is vital to an investor's understanding of the business you may include a supplemental footnote or reference to another discussion of liquidity and capital resources in your filing.

<u>Forecast of Cash Available for Distribution, page 55</u>

19. The spacing between rows is different on this page as compared to page 54. Please revise the spacing of the table to make it consistent with page 54 or place row descriptions on page 55.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 71</u>

20. Please note that Item 303(a) (3) (ii) of Regulation S-K requires, as applicable, a discussion of any known trends, or uncertainties that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please revise to discuss any known trends or uncertainties. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350.

Industry, page 82

21. We note your references to studies published by Energy Information Agency, Groupe International des Importateurs de Gaz Naturel Liquifie, the BP Statistic Review of World Energy and FERC. Please provide copies of these studies to us, appropriately marked and dated. Also, if you commissioned any of the studies, please identify in your disclosure that you commissioned the study. In that event, you must also file as an exhibit the author's consent to be named in the registration statement.

22. In the first paragraph, you state in reference to information contained in your prospectus but provided by third parties that "the information contained in them has not been independently verified" and "may not be reliable." Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please delete this statement.

Management, page 123

23. Please disclose the amount of time each of your general partner's officers and directors devote to your business.

24. Please identify the members of the conflicts committee.

25. Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulation S-K.

Executive Compensation, page 126

26. We note that your general partner has not compensated its officers and directors since inception. Given that almost of all of the officers and directors of your general partner are also officers and directors of Cheniere, it appears that you should include Item 402 compensation information paid by Cheniere.

Security Ownership of Certain Beneficial Owners and Management …, page 128

27. Please identify the selling unitholder as an underwriter.

28. Please provide the disclosure concerning selling unitholders required by Item 507 of Regulation S-K. We may have additional comments.

Certain Relationships and Related Transactions, page 129

29. Please file the settlement agreement that resulted in the "Crest Royalty" as an exhibit.

Limited Call Right, page 152

30. Please include risk factor disclosure indicating that the general partner at its current ownership levels will have more than 80% of the total limited partner interest following conversion of its subordinated units.

Index to Financial Statements, page F-1

31. Please tell us why you have not provided consolidated financial statements for Cheniere Energy Partners, L.P.

Combined Balance Sheets, page F-3

32. Please advise or separately present the subordinated, limited and general partnership interests in your balance sheets and statements of equity (deficit). See SAB Topic 4.F.

33. Please tell us whether or not the advances to affiliate are presented in accordance with SAB Topic 4.G. Alternatively, please present these receivables as a reduction of the general partners' equity, as applicable.

Combined Statement of Operations, page F-4

34. Please advise or disclose the aggregate amount of net income (loss) allocated to each partnership class on a per unit basis. See SAB Topic 4.F. Please also apply the two-class method to the extent the partnership agreement states the three partnership classes participate differently in undistributed earnings. See EITF 03-6.

Notes to Combined Financial Statements, page F-7

35. Please tell us if you are required to include (1) footnote disclosure about the nature and the amount of significant restrictions impacting the ability of Sabine Pass LNG, L.P. to pay dividends or distributions and (2) condensed parent company financial information required by SAB Topic 6.K.2. In your response please include the results of the threshold computations described in the SAB to support your conclusion.

36. Please disclose any significant restrictions on your subsidiaries' ability to pay you dividends or distributions and the amount of owners' equity and net income either restricted or free from restrictions. See Rule 4-08(e) of Regulation S-X.

37. Please advise or revise to include the information required to be disclosed by Item 302 of Regulation S-K.

Note 1 – Organization, page F-7

38. We note the entity is listed as a subsidiary in Exhibit 21.1. Please disclose that this entity is also included in the combined predecessor entities or, alternatively, why it is excluded from the combined financial statements.

Note 13 – Commitments and Contingencies, page F-16

39. Please disclose whether the options to renew land leases for six 10-year extensions qualify as bargain renewal options and, if so, whether they were included in your consideration of lease classification. If not, please disclose that they were not considered in your consideration of lease classification. See paragraph 5(e) of SFAS No. 13.

Cheniere Energy Partners, L.P., page F-24

40. Please tell us why the audited balance sheets for Cheniere Energy Partners, L.P., and Cheniere Energy Partners, GP, LLC, are as of December 19, 2006 instead of the dates for the combined predecessor entities. See Rule 3-12(a) of Regulation S-X. If true, please disclose that there was no material difference between the audited amount and the amounts as of December 31, 2005 and September 30, 2006.

******

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian McAllister, Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Geoffrey K. Walker, Esq.
        (713) 220-4285